Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Elephant Talk Communications, Inc.

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-135971) of Elephant Talk Communications, Inc. of our reports dated March 31, 2010 and April 15, 2009, relating to the consolidated financial statements and financial statement schedules, which appear in this Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

BDO USA, LLP

(Formerly known as BDO Seidman, LLP)
New York, New York

March 30, 2011

BDO USA, LLP, a New York limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.